EX-99.77C MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Special Meeting of Shareholders of the LoCorr Managed Futures Strategy Fund
(Unaudited)

At a special meeting of shareholders the LoCorr Managed Futures Strategy Fund held on
March 11, 2016, the shareholders of the Fund approved an amended Management
Agreement between the Adviser and the Fund.  Approval of this proposal required a majority of the outstanding voting securities of the Fund. The results of the proxy solicitation on this proposal were as follows

Shares outstanding on record date  60,916,179
Voted for     26,526,366
Voted against     651,259
Abstained     3,373,087